UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 2 ) *


                          Riviera Holdings Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.001 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    769627100
                  --------------------------------------------
                                 (CUSIP Number)


                                December 31, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [ ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act (however, see the Notes).


         Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                Page 1 of 6 pages

CUSIP No.            769627100
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.  Plainfield Special Situations Master Fund
                                  Limited

     I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization   Cayman Islands
--------------------------------------------------------------------------------
Number of               5.   Sole Voting Power             0
Shares Bene-            --------------------------------------------------------
ficially owned          6.   Shared Voting Power           1,150,712
by Each                 --------------------------------------------------------
Reporting               7.   Sole Dispositive Power        0
Person With:            --------------------------------------------------------
                        8.   Shared Dispositive Power      1,150,712
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person    1,150,712
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                    [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)         9.23%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)   CO
--------------------------------------------------------------------------------

                                Page 2 of 6 pages

CUSIP No.            769627100
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.  Plainfield Asset Management LLC

     I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization   Delaware
--------------------------------------------------------------------------------
Number of               5.   Sole Voting Power             0
Shares Bene-            --------------------------------------------------------
ficially owned          6.   Shared Voting Power           1,150,712
by Each                 --------------------------------------------------------
Reporting               7.   Sole Dispositive Power        0
Person With:            --------------------------------------------------------
                        8.   Shared Dispositive Power      1,150,712
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person    1,150,712
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                    [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)         9.23%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)   OO
--------------------------------------------------------------------------------

                                Page 3 of 6 pages

CUSIP No.            769627100
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.  Max Holmes

     I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization   United States
--------------------------------------------------------------------------------
Number of               5.   Sole Voting Power             0
Shares Bene-            --------------------------------------------------------
ficially owned          6.   Shared Voting Power           1,150,712
by Each                 --------------------------------------------------------
Reporting               7.   Sole Dispositive Power        0
Person With:            --------------------------------------------------------
                        8.   Shared Dispositive Power      1,150,712
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person    1,150,712
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                    [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)         9.23%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)    IN
--------------------------------------------------------------------------------

                                Page 4 of 6 pages

         This Amendment No. 2 (the "Amendment") amends the Statement on Schedule 13G filed with the Securities and Exchange Commission on March 15, 2006 by Plainfield Special Situations Master Fund Limited, a Cayman Islands exempt company ("Master Fund"), Plainfield Asset Management LLC, a Delaware limited liability company ("Asset Management") and Max Holmes, an individual, as amended by Amendment No. 1 filed on February 2, 2007 (the "Schedule 13G"). This Amendment relates to the common stock ("Common Stock"), par value $.001 per share, of Riviera Holdings Corporation, a Nevada corporation ("Issuer"). The following amendments to the Schedule 13G are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the
         Schedule 13G.


Item 4.  Ownership.
See Items 5-9 and 11 on the cover page for each filer. The ownership listed on the cover page includes ownership as of February 5, 2008, of 1,150,712 shares of Common Stock. The percentage ownership listed on the cover page has been calculated in accordance with ss. 240.13d-3(d)(1) and is based upon 12,463,755 shares of the Issuer's Common Stock outstanding on November 2, 2007, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

The Common Stock was purchased by Master Fund. Master Fund is a private investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. Asset Management is the Manager of Master Fund. Max Holmes is the chief investment officer of Asset Management.


                                ----------------

Instruction. For computations regarding securities which represent a right to acquire an underlying security see ss.240.13d-3(d)(1).


                                Page 5 of 6 pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 2008

                                       PLAINFIELD SPECIAL SITUATIONS MASTER FUND
                                       LIMITED

                                       By: Plainfield Asset Management LLC

                                       By: /s/ Thomas X. Fritsch
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Authorized Individual


                                       PLAINFIELD ASSET MANAGEMENT LLC

                                       By: /s/ Thomas X. Fritsch
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Managing Director and General Counsel


                                       MAX HOLMES

                                       By: /s/ Thomas X. Fritsch
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Attorney-in-Fact*



*Duly authorized pursuant to the Power of Attorney, dated February 1, 2007, by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact, which Power of Attorney was attached as Exhibit A to Amendment No. 1 to the Schedule 13G filed by the Filers with respect to the Common Stock of the Issuer on February 2, 2007 and is incorporated by reference herein.


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)



                                Page 6 of 6 pages